UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                                   MALEX, INC.

                                (Name of Issuer)

                   Common Stock, par value $0.00002 per share

                         (Title of Class of Securities)

                                    561135104
                                 (CUSIP Number)

                                   Haoyang Wu
                               c/o Steve Zhu, Esq.
           Citigroup Tower, 14th Floor, No. 33, Hua Yuan Shi Qiao Road
                           Shanghai, P.R. China 200120
                                (8621) 6105-9000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 13, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 561135104
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Haoyang Wu
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      People's Republic of China
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NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            2,047,550
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON WITH             -
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        2,047,550
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,047,550
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.66%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

      This statement relates to the common stock, par value $0.00002 per share ("Common Stock"), of Malex Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People's Republic of China.

Item 2.     Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Yunxia Ren. The person named in this paragraph is sometimes referred to herein as the "Reporting Person."

      (b) Haoyang Wu's business address is: No. 9 Yanyu Middle Road, Qianzhou Town, Huishan District, Wuxi City, Jiangsu Province, People's Republic of China.

      (c) Haoyang Wu is presently the Manager of the Information Department at Wuxi Huayang Dye Machine Co., Ltd., a manufacturer and distributor of textile dyeing and finishing machines in China with its principal executive office at No. 9 Yanyu Middle Road, Qianzhou Town, Huishan District, Wuxi City, Jiangsu Province, People's Republic of China.

      (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Haoyang Wu is a citizen of the People's Republic of China.

Item 3.     Source and Amount of Funds and Other Consideration.

      On November 13, 2007 (the "Closing Date"), Malex Inc. (the "Company") executed a Share Exchange Agreement ("Exchange Agreement") by and among Synergy Business Consulting, LLC, a Delaware limited liability company ("Malex's Majority Stockholder") and the Company, on the one hand, and Fulland Limited, a Cayman Islands limited liability company ("Fulland"), and the stockholders of 100% of Fulland's common stock (the "Fulland Shareholders"), on the one hand, so that the Fulland Shareholders could acquire control of the Company. The Fulland Shareholders include Haoyang Wu.

      Under the Exchange Agreement, on the Closing Date, the Company issued shares of the Company's common stock to the Fulland Shareholders in exchange for 100% of the common stock of Fulland. Concurrently, Malex's Majority Stockholder cancelled 8,006,490 shares of Malex common stock held by it. Immediately after the Closing , Malex had a total of 36,181,969 shares of common stock outstanding, with Fulland Shareholders (and their assignees) owning approximately 99% of Malex's outstanding common stock. The Company's directors and Malex's Majority Stockholder approved the Exchange Agreement and the transactions contemplated thereunder. Fulland's directors and the Fulland Shareholders approved the Exchange Agreement and the transactions contemplated thereunder.

Item 4.     Purpose of Transaction.

      The Reporting Person acquired the shares as former holder of Fulland's common stock. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

      As a significant stockholder of the Company, Haoyang Wu may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.     Interest in Securities of the Company.

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (b) The powers that the person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (c) All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information provided in Items 3 and 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7.     Materials to be Filed as Exhibits.

(1) Share Exchange Agreement among Malex Inc., Malex's Majority Stockholder, Fulland and the Fulland Shareholders dated November 13, 2007 (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on November 13, 2007).


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 5, 2007                /s/ Haoyang Wu
                                       -----------------------------
                                       Haoyang Wu